November 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Bluejay Diagnostics, Inc.
Registration	Statement on Form S-1 (Registration No. 333-260029)
Concurrence	in Acceleration Request

Ladies and Gentlemen:

Dawson James Securities, Inc. (“Dawson”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Bluejay Diagnostics, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on November 9, 2021, pursuant to Rule 461 under the Securities Act. Dawson affirms that it is aware of its obligations under the Securities Act in connection with this offering.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

By:	/s/ Robert D. Keyser, Jr.
	Name:	Robert D. Keyser, Jr.
	Title:	CEO